UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2006

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

Iveco broadens its presence in China in the domain of light and medium commercial vehicles through the new Naveco

SIGNATURES

Iveco broadens its presence in China in the domain of light and medium commercial vehicles through the new Naveco

Iveco, a company of Fiat Group, has signed a Joint Venture agreement with Nanjing Automotive Corporation (NAC), according to which Naveco - a Joint Venture between Iveco and the NAC Group itself - acquires the commercial vehicle-related businesses of Yuejin Motor Corporation, controlled by NAC.

The Joint Venture contract has been signed in the presence of the President of the Council of Ministers of the Republic of Italy, Mr. Romano Prodi, of the Governor of Jiangsu Province, Mr. Liang Baohua, of the President of the Italian Confederation of Industry and of Fiat Group, Mr. Luca Cordero di Montezemolo and of the CEO of the Fiat Group, Mr. Sergio Marchionne.

This new agreement with the NAC Group demonstrates the significant development of the Fiat Group activities in Jiangsu Province. The agreement has been made possible by the great support and cooperation received by the Authorities of the Jiangsu Province and the Municipality of Nanjing, with which the Fiat Group has developed a constructive relationship over more than two decades of collaboration. The Fiat Group operates in the Jiangsu Province through its business units Fiat Auto, Iveco and Teksid.

Within the framework of IVECO’s business development strategy in China, the new NAVECO provides the platform for market leadership in the light and medium commercial vehicle segments. In fact, Yuejin trucks is a significant player in their segments, with 50,000 units produced annually. When added to the 20,000 NAVECO Daily vehicles currently in production, the new NAVECO will possess the foundation for a comprehensive commercial vehicle product program.

“Naveco’s acquisition of Yuejin Motor Company completes Iveco’s strategy of having a full range of commercial vehicles in China which, in addition to the vehicles we have mentioned, will also comprehend heavy vehicles to be produced in Chongqing under a long-term co-operation with SAIC Motor Corporation”. said Paolo Monferino, Iveco CEO.

The Iveco activities in China date back to the mid- 1980s with the launch of light commercial vehicles based on the Daily platform. These vehicles were produced by the newly established Joint Venture NAC-Iveco, called Naveco, whose current product range is positioned in the high-end, premium market segment, mainly focused upon passenger transport, but limited in terms of volumes. Naveco currently manufactures over 20,000 commercial vehicles per year.

Through the new Naveco, Iveco will participate in the Chinese market’s high-volume segments of light and medium commercial vehicles for goods transport. The new Naveco’s anticipated volumes at start-up will be about 70,000 units per year. The medium-term plan envisages a further increase up to 100,000 units.

The new Naveco will couple the current production of the high-grade commercial vehicle Daily with the current Yuejin range, the latter currently undergoing an aggressive product improvement plan through the introduction of Iveco technologies. This plan will bring substantial enhancements to the Yuejin products, that will be gradually equipped with Iveco components and engines compliant with future emission requirements.

About Naveco

Naveco Ltd., a Sino-Italian Joint Venture established by Nanjing Automotive Corporation (NAC) and Iveco, is a light commercial vehicle and engine manufacturer. The JV’s product offerings comprise more than 200 models in 6 segments, from 3 to 6 tons, including light and medium buses, military off-road vehicles, and special vehicles.

Over the years, the company has built up a reliable and effective quality system certified in accordance with several international quality standards. Naveco has been awarded with the titles of "Excellent Enterprise with Foreign Investment", "Service Unit with Customer Satisfaction" and "Company of Quality Trusted by Consumer ".

About Yuejin Motor Corporation

Yuejin Motor Corporation is one of the largest automotive enterprises in China. At present, Yuejin Motor Corporation possesses an annual production capacity of 180,000 vehicles of various models and oversees three major vehicle production bases, namely, Nanjing Yuejin, Nanjing Iveco and Nanjing Fiat.

Yuejin products comprise more than 400 models, including passenger cars, light duty trucks, light duty buses, cross country vehicles, small-sized passenger/cargo transportation vehicles, agricultural vehicles, special-purpose vehicles as well as various types of chassis.

About Iveco

Iveco designs, manufactures, and sales a broad range of light, medium and heavy commercial vehicles, off-road trucks, city and intercity buses and coaches as well as special vehicles for applications such as fire fighting, off-road missions, defence and civil protection.

Iveco employs 32,000 people and runs 43 production units in 18 Countries in the world using excellent technologies developed in 15 research centres. Besides Europe, the company operates in China, Russia, Turkey, Australia, Argentina, Brazil, and South Africa. More than 4,500 service outlets in over 100 Countries guarantee technical support wherever in the world an Iveco vehicle is at work.

Turin, September 14, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 15, 2006

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney